Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS APRIL SALES

PROVIDES Q1 EPS OUTLOOK UPDATE

HOUSTON, TX, May 7, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week April period ended May 2, 2009 increased 1.1% to $107.7 million from $106.5 million in the prior year four week period ended May 3, 2008. Comparable store sales decreased 1.5% this year versus a decrease of 1.0% last year.

The Company stated that its children's, cosmetics, dresses and men's departments achieved comparable store sales increases during April. The Company also stated that it achieved a comparable store sales increase in the South Central region during the month, while the Northeast was its weakest region.

For the first quarter, the Company reported that total sales decreased 5.7% to $333.5 million from $353.5 million last year. Comparable store sales for the quarter decreased 9.0% versus a decrease of 5.4% in the prior year period.

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2009	2008	2009	2008
February	(8.6)%	(2.5)%	$100.9	$105.9
March	(15.0)	(10.3)	124.9	141.1
April	(1.5)	(1.0)	107.7	106.5
1st Quarter	(9.0)	(5.4)	333.5	353.5

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Andy Hall, President and Chief Executive Officer, commented, "As expected, April sales benefited from the Easter calendar shift and other sales promotion shifts from March. For the first quarter, we expect EPS to be at or slightly better than the low end of our guidance range of a $0.04 loss per share."

The Company plans to report its first quarter results before the market opens on Thursday, May 21, 2009, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

Store Activity

During April, the Company opened eight new stores and entered the State of Oregon. New stores included a Bealls in La Grande, OR, a Palais Royal in Pearland, TX, a Stage in Amite, LA, and five Peebles in Antigo, WI, Salem, IN, Bowling Green, OH, Louisa, VA and Plymouth, IN. For the first quarter, the Company opened ten new stores, reopened its hurricane-damaged store in Galveston, TX and closed three stores. For the second quarter, the Company anticipates opening two new stores.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 747 stores located in 39 states. The Company operates its stores under the four names of Bealls, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company expects to open in the second quarter, as well as comments regarding the Company's EPS outlook for the first quarter. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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